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                                                                       EXHIBIT 4

                            PLANET TECHNOLOGIES, INC.

                                November 30, 2004

Mr. Scott L. Glenn
6402 Cardeno Drive
La Jolla, California 92037

           Re: Terms of Employment

Dear Mr. Glenn:

      This letter is confirm the terms upon which you have agreed to accept employment by Planet Technologies, Inc. (formerly known as Planet Polymer Technologies, Inc.) as the President/CEO and the Chairman of the Board of Directors on the following terms:

      1. Duties. You shall perform the duties of President and Chief Executive Officer of the Company and agree to serve on the Board of Directors and act as the Chairman with the responsibilities and authority commonly held by the president of a publicly held corporation, subject to the Bylaws of Planet and limitations imposed by the Board of Directors or by law. You agree to devote the majority of your fulltime efforts to the business of the Company.

      2. Term. The term of your employment shall be for three (3) years and you agree to serve for that term, subject to the direction of the Board of Directors. The term of employment may be terminated only for cause by either you or the Company.

      3. Compensation and Benefits. You shall be compensated for such terms as are reasonable for the position and industry, manageable within the financial restrictions of the Company and approved by the Board of Directors. Subject to the granting of the stock options described below, you have agreed to forego salary or cash bonus until the Board of Directors determines that Planet can reasonably afford to pay executive cash compensation, except for a salary of $100.00 per month. The Company will pay for your healthcare and other benefits that are customary for the Company and your position within the Company.

      4. Stock Options. In exchange for your agreeing to forego your initial cash compensation, you shall be granted a non-qualified stock option under the Company's 2000 Stock Option Plan to purchase 3,480,729 shares of Planet common stock (prior to adjustment for the reverse stock split contemplated in the Asset Purchase Agreement with Allergy Free at an exercise price equal to the fair market value on the date of this letter agreement). Thereafter the Company agrees to grant to you stock options exerciseable at the then fair market value at such times as may be required to maintain the aggregate

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number of stock options granted to you at an amount not less than five percent
(5%) of the issued and outstanding common stock of Planet (on a fully diluted basis), during the three-year term of employment. All options shall vest at the rate of 1/36th per month, subject to acceleration as provided in the plan.

      5. Confidentiality and Proprietary Rights. Prior to commencing employment, you agree to enter into the Company's Confidentiality and Proprietary Rights Agreement in the form customarily used by the Company for executive officer positions.

      Please sign and return a copy of this letter acknowledging your agreement to the foregoing terms.

                                        Sincerely,

                                        The Board of Directors of
                                        Planet Polymer Technologies, Inc.

CONFIRMED AND ACCEPTED:

_____________________________________
Scott L. Glenn